

July 17, 2024

Isaias (Zak) Jose Calisto
Chief Executive Officer and Director
Karooooo Ltd.
1 Harbourfront Avenue
Keppel Bay Tower #14-07
Singapore 098632

  Re: Karooooo Ltd.
    Registration Statement on Form F-3
    Filed July 11, 2024
    File No. 333-280758

Dear Isaias (Zak) Jose Calisto:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Crispino at 202-551-3456 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: John Meade